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                      Morgan Stanley Global Advantage Fund
                           1221 Avenue of the Americas
                               New York, NY 10020

September 29, 2005

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, DC 20549

Attention:  Larry Greene, Division of Investment Management
            Mail Stop 0505

RE:  MORGAN STANLEY GLOBAL ADVANTAGE FUND
     (FILE NOS. 333-38297 AND 811-8455)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Global Advantage Fund (the "Fund") filed with the Securities and Exchange Commission on July 28, 2005. Below, we describe the changes made to the registration statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in post-effective amendment number 12 to the Fund's registration statement on Form N-1A, which will be filed via EDGAR on or about September 29, 2005.

             GENERAL COMMENTS TO FORM N-1A

COMMENT 1.   PLEASE CONFIRM THAT THE FUND IS COMPLYING WITH THE PRIVACY POLICY
             NOTIFICATION REQUIREMENTS OF THE GRAMM-LEACH-BLILEY ACT AND
             DISTRIBUTING ITS PRIVACY POLICY TO INVESTORS.

                    RESPONSE 1. The Fund provides its privacy policy annually in accordance with the requirements of Regulation S-P.

COMMENT 2.   PLEASE CONFIRM THAT THE REGISTRATION STATEMENT INCLUDES THE
             ANTI-MONEY LAUNDERING AND CUSTOMER VERIFICATION DISCLOSURE REQUIRED
             BY THE U.S. PATRIOT ACT.

                    RESPONSE 2. The requisite notice of the customer identification verification policy is disclosed in the account application form. Anti-money laundering and customer verification disclosure is also included under the "Shareholder Information-How to Buy Shares" section of the Fund's prospectus.

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             COMMENTS TO THE PROSPECTUS

COMMENT 3.   AS REQUIRED BY ITEM 4(b)(2) OF FORM N-1A, PLEASE INCLUDE A
             DISCUSSION OF THE INVESTMENT ADVISER'S CONSIDERATIONS WHEN DECIDING
             WHICH PORTFOLIO SECURITIES TO SELL.

                    RESPONSE 3. The relevant disclosure is currently included in the third sentence of the second paragraph of the section titled "Principal Investment Strategies."

COMMENT 4.   IF THE FUND MAY INVEST IN CONVERTIBLE SECURITIES RATED LOWER THAN
             INVESTMENT GRADE, PLEASE STATE SO IN THE PROSPECTUS.

                    RESPONSE 4. The Fund may invest up to 5% of its net assets in convertible securities rated below investment grade. Because investments in these securities are not a "principal investment strategy" of the Fund as defined in Item 4 of Form N-1A, the Fund has disclosed its ability to invest in convertible securities rated below investment grade in its Statement of Additional Information.

COMMENT 5.   CONSIDER INCLUDING THE ORDER PROCESSING FEE IN THE FEE TABLE OR AS
             A FOOTNOTE TO THE FEE TABLE AND IN THE EXAMPLE.

                    RESPONSE 5. The Order Processing Fee is not a fee imposed by the Fund. It is a fee that Morgan Stanley DW Inc. charges its clients. Therefore, it should not be included in the fee table, as a footnote to the fee table or in the Example.

COMMENT 6.   IF A DESCRIPTION OF THE FUND'S POLICIES AND PROCEDURES WITH RESPECT
             TO THE DISCLOSURE OF THE FUND'S PORTFOLIO SECURITIES IS AVAILABLE
             ON THE FUND'S WEBSITE, PLEASE SO STATE IN THE PROSPECTUS.

                    RESPONSE 6. Such a description does not appear on the Fund's website.

COMMENT 7.   HAVE FUND SHAREHOLDERS APPROVED THE AMENDED AND RESTATED INVESTMENT
             ADVISORY AGREEMENT?

                    RESPONSE 7. The Fund's investment advisory agreement was amended and restated to remove the administrative services component from the Management Agreement and to reduce the investment advisory fee. The administrative services previously provided to the Fund by the Investment Adviser are being provided by Morgan Stanley Services Company Inc. ("Administrator") pursuant to a separate administration agreement entered into by the Fund with the Administrator. Such change resulted in a reduction in the advisory fee concurrent with the implementation of an administration fee equal to the amount of the advisory fee reduction pursuant to the new administration agreement. Shareholder approval was not required.

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COMMENT 8.   CONSIDER ADDING ADDITIONAL DISCLOSURE REGARDING FAIR VALUATION TO
             THE SECTION "PRICING FUND SHARES".

                    RESPONSE 8. We respectfully acknowledge the comment, but believe the current disclosure is sufficient.

COMMENT 9.   SUPPLEMENTALLY DISCUSS WHETHER WRITTEN NOTICE WITH RESPECT TO THE
             FUND'S POLICY "TO REJECT, LIMIT OR PROHIBIT EXCHANGES WITHOUT PRIOR
             NOTICE, AT ITS SOLE DISCRETION ..." SET FORTH IN THE "LIMITATIONS
             ON EXCHANGES" SECTION OF THE PROSPECTUS HAS BEEN ADEQUATELY
             PROVIDED TO INVESTORS IN ACCORDANCE WITH RULE 11a-3. CLARIFY THAT
             THE FUND WOULD ONLY REJECT THE PURCHASE PORTION OF AN EXCHANGE
             REQUEST.

                    RESPONSE 9. The Fund's ability to reject, limit or prohibit exchanges is designed to offer the Fund flexibility to address market timing abuses as they occur. The Release adopting the rules requiring enhanced market timing disclosure specifically authorizes such a policy provided it is disclosed in the Fund's prospectus. Further, written notice of the policy, as disclosed in the Fund's prospectus, is consistent with the provisions of Rule 11a-3(b)(6)(ii). Exchange requests consist of a redemption of Fund shares and a simultaneous purchase of another fund's shares. The Fund reserves the right to reject any exchange request for any reason. The Fund would not reject a valid redemption request.

COMMENT 10.  CONSIDER ADDING ADDITIONAL DISCLOSURE REGARDING REVENUE SHARING TO
             THE SECTION "ADDITIONAL INFORMATION".

                    RESPONSE 10. We respectfully acknowledge the comment, but believe the current disclosure is sufficient.

COMMENT 11.  IN THE SECTION TITLED "FUND MANAGEMENT", (1) PLEASE CLARIFY
             WHETHER THERE ARE MEMBERS OF THE PORTFOLIO MANAGEMENT TEAM THAT ARE INVOLVED WITH THE MANAGEMENT OF THE FUND THAT ARE NOT DISCLOSED IN THE PROSPECTUS, AND (2) EXPLAIN SUPPLEMENTALLY WHETHER THE FOLLOWING SENTENCE IS CONSISTENT WITH ITEM 5(a)(2) AND ITEM 15(a) OF FORM N-1A: "THE COMPOSITION OF THE PORTFOLIO MANAGEMENT TEAM MAY CHANGE WITHOUT NOTICE FROM TIME TO TIME."

                    RESPONSE 11. Item 5(a)(2) requires disclosure of the persons "primarily responsible for the day-to-day management of the Fund's portfolio" and Item 15(a) requires certain disclosure regarding such persons' management of other accounts. The Fund is managed by a team of investment professionals. The team may be comprised of persons who are "primarily responsible for the day-to-day management of the Fund's portfolio" (any such persons are disclosed under Item 5(a)(2) and Item 15(a)) and persons who are not.

                         The referenced disclosure states that the composition
                    of the team may change without notice from time to time. We note supplementally that to the extent that a team member with primary

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                    responsibility for the day-to-day management of the Fund's portfolio changes, the Fund intends to supplement its Prospectus and its Statement of Additional Information with the information required by Item 5(a)(2) and Item 15(a) for such team member.

COMMENT 12.  PLEASE NOTE THAT THE SIDEBAR ON PAGE 1 AND PAGE 5 APPEARS IN ALL
             CAPS IN THE EDGAR FILINGS WITH THE COMMISSION AND CONFIRM THAT IT IS NOT IN ALL CAPS AS IT APPEARS IN THE PRINTED PROSPECTUS.

                    RESPONSE 12. This disclosure appears in italics in the Fund's printed prospectus, not all caps.

             COMMENTS TO THE SAI

COMMENT 13.  IN THE SECTION ENTITLED "FUND MANAGEMENT - PORTFOLIO MANAGER
             COMPENSATION STRUCTURE," (1) INCLUDE ONLY THE DISCRETIONARY COMPENSATION RECEIVED BY THE PORTFOLIO MANAGERS OF THE FUND DURING THE LAST YEAR AND (2) CONFIRM THAT YOU ARE PROVIDING THE REQUESTED INFORMATION.

                    RESPONSE 13. We believe the current disclosure is in compliance with SEC Release 2004-89. This Release requires that the SAI include disclosure regarding the structure of, and the method used to determine, the compensation of its portfolio managers. The Release notes that the purpose of this disclosure is to help investors better understand a portfolio manager's incentives in managing a fund and shed light on possible conflicts of interest that could arise when a portfolio manager manages other accounts. Therefore, in order to achieve this purpose, the disclosure, in our view, should include all possible forms of compensation that are available to the portfolio manager in connection with managing the portfolio and other accounts. Please note that we revised the disclosure to clarify that investment performance, upon which a portfolio manager's compensation is linked, is calculated for one-, three-, and five-year periods measured against a fund's/account's primary benchmark, indices and/or peer groups, where applicable.

COMMENT 14.  PLEASE REVISE THE "DISCLOSURE OF PORTFOLIO HOLDINGS" SECTION TO
             (i) CLARIFY WHAT TIME LAG THERE IS WITH RESPECT TO DISSEMINATION OF PUBLIC PORTFOLIO HOLDINGS INFORMATION, (ii) CLARIFY WHICH EXEMPTIONS AND EXCEPTIONS TO THE POLICY EXIST AND (iii) INCLUDE AN EXHAUSTIVE LIST OF THOSE PERSONS WHO MAY RECEIVE NON-PUBLIC PORTFOLIO HOLDINGS INFORMATION WITHOUT ENTERING INTO A NON-DISCLOSURE AGREEMENT. PLEASE SUPPLEMENTALLY DISCUSS WHY PERSONS WHO OWE A DUTY OF TRUST OR CONFIDENCE TO THE FUND MAY RECEIVE NON-PUBLIC PORTFOLIO HOLDINGS INFORMATION WITHOUT ENTERING INTO A NON-DISCLOSURE AGREEMENT. PLEASE PROVIDE A LIST OF ALL ONGOING ARRANGEMENTS.

                    RESPONSE 14. With respect to clause (i), we respectfully acknowledge the comment, but believe the current disclosure is sufficient. With respect to clauses (ii) and (iii), the disclosure has been so revised.

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                    Persons who owe a duty of trust or confidence to the Fund
                    (such as lawyers and accountants) have non-disclosure obligations with respect to many kinds of information concerning the Fund, including non-public portfolio holdings information. Requiring such persons to enter into a non-disclosure agreement would be redundant. A current list of all ongoing arrangements has been added to the definitive SAI.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

- the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

- the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-5481. Thank you.

Sincerely,

/s/ Debra Rubano

Debra Rubano

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